

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 27, 2022

Frank Smalla
Chief Financial Officer
BOSTON BEER CO INC
One Design Center Place, Suite 850
Boston, MA 02210

Re: **BOSTON BEER CO INC**
Form 10-K for the fiscal year ended December 25, 2021
File No. 1-14092

Dear Mr. Smalla:

We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Manufacturing